UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 21st 2020

GAL Note No. 123/20

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSAS Y MERCADOS ARGENTINOS SA

Argentine Stock Exchange

Sarmiento 299

Ref: EDENOR S.A. - Material Fact.

Changes in Risk Ratings of Negotiable Securities and Stock

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”) in compliance of the applicable regulation, in order to inform that on September 18th 2020 S&P Global Ratings took various rating actions on several Argentine corporate and infrastructure companies following the tightening of the Central Bank's regulations on access to foreign exchange in order to protect the country's international reserves. Under this framework, it lowered Edenor's ratings on the global scale, from “CCC” to “CCC-” with a negative outlook. According to the S&P Global Ratings report, its downgrade is also due to the fact that it considers Edenor's ability to cover its capital and operating expenses in the next six months to be increasingly challenging, as that would depend on reducing mandatory payments to the administrator of the electricity market, CAMMESA.

Yours faithfully.

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 23, 2020